CROSSHAIR ENERGY CORPORATION

CONSDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2012

(Unaudited)
(Expressed in Canadian Dollars)

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
   (Expressed in Canadian Dollars)
   (Unaudited)

ASSETS	JULY 31, 2012	APRIL 30, 2012

Current assets
Cash and cash equivalents	$ 3,626,418	$ 5,446,298
Marketable securities (Note 4)	312,562	258,742
Receivables	230,984	101,261
Prepaid expenses	395,883	99,260

	4,565,847	5,905,561

Reclamation bonds	504,943	356,959

Equipment (Note 5)	136,916	142,618

Exploration and evaluation assets (Note 6)	11,612,105	11,592,105

	$ 16,819,811	$ 17,997,243

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	$ 1,295,904	$ 258,951
Due to related parties (Note 11)	284,576	179,649
	1,580,480	438,600

Future reclamation provisions (Note 7)	132,631	130,030

Other liability (Note 8)	229,975	428,712

	1,943,086	997,342
Shareholders' equity
Capital stock (Note 9)	87,411,032	87,457,513
Reserves	21,169,894	20,894,237
Deficit	(93,704,201)	(91,351,849)

	14,876,725	16,999,901

	$ 16,819,811	$ 17,997,243

Nature of Operations and Going Concern (Note 1)
Approved on September 12, 2012 on behalf of the board.
"Derrick Gill”	Director	“Chris Collingwood”	Director
Derrick Gill		Chris Collingwood

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTH PERIOD ENDED JULY 31,
(Expressed in Canadian Dollars)
(Unaudited)

	2012	2011
EXPENSES
Audit and accounting	$ 19,093	$ 42,700
Consulting	165,000	62,821
Depreciation	7,206	9,091
Director fees	39,467	1,193
Exploration and evaluation (Note 6)	1,541,446	1,787,903
Insurance	17,665	6,788
Interest (Note 7)	2,601	5,490
Investor relations	73,454	64,258
Legal	6,732	22,270
Management fees	106,367	117,500
Misc. geological work	-	70
Office and administration	47,008	42,390
Rent	36,588	18,040
Share-based compensation (Note 9)	275,657	702,114
Transfer agent and filing fees	44,717	31,460
Travel	23,815	15,458
Wages and salaries	204,970	102,765
Loss from operations	(2,611,786)	(3,032,311)

Interest income	12,577	21,794
Loss on foreign exchange	(5,700)	(3,605)
Other income-flow through premium (Note 8)	198,737	130,145
Unrealized gain on marketable securities (Note 4)	53,820	17,071
	259,434	165,405
Net income (loss) and comprehensive loss	$(2,352,352)	$ (2,866,906)

Basic and diluted net income (loss) per common share	$(0.04)	$ (0.06)

Weighted average number of common shares outstanding	65,782,178	47,477,151

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JULY 31
(Expressed in Canadian Dollars)
(Unaudited)

	2012 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(2,352,352)	$(2,866,906)
Items not affecting cash:
Interest	2,601	5,490
Depreciation	7,206	9,091
Other income – flow through premium	(198,737)	(130,145)
Share-based compensation	275,657	702,114
Unrealized (gain) loss–foreign exchange	(6,303)	3,605
Unrealized (gain) loss–marketable securities (Note 4)	(53,820)	(17,071)
Non-cash working capital item changes
Receivables	(129,723)	38,378
Due to related parties	104,927	217,988
Prepaid expenses	(296,623)	(299,256)
Accounts payable and accrued liabilities	1,043,256	1,522,572

Net cash used in operating activities	(1,603,911)	(814,140)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	(20,000)	(72,845)
Acquisition of equipment	(1,504)	-
Acquisition of marketable securities (Note 4)	-	(53,211)
Purchase of reclamation bonds	(147,984)	(262,677)

Net cash used in investing activities	(169,488)	(388,733)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issue costs	(46,481)	-

Net cash used in financing activities	(46,481)	-

Net change in cash and cash equivalents during the period	(1,819,880)	(1,202,873)

Cash and cash equivalents, beginning of period	5,446,298	9,931,585
Cash and cash equivalents, end of period	$3,626,418	$8,728,712
Cash and cash equivalents
Cash	566,569	1,369,893
Liquid short term investments	3,059,849	7,358,819
	$3,626,418	$8,728,712
Cash received for
Interest	$6,243	$21,760
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR ENERGY CORPORATION
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)
(Unaudited)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2011	47,477,151	$ 81,021,668	$ 18,400,690	$ (79,374,020)	$ 20,048,338
Share-based compensation for the period	-	-	702,114	-	702,114
Loss for the period	-	-	-	(2,866,906)	(2,866,906)
Balance, July 31, 2011	47,477,151	$ 81,021,668	$ 19,102,804	$ (82,240,926)	$ 17,883,546

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2012	65,782,178	$ 87,457,513	$ 20,894,237	$ (91,351,849)	$ 16,999,901
Share issuance costs	-	(46,481)	-	-	(46,481)
Share-based compensation for the period	-	-	275,657	-	275,657
Net Loss for the period	-	-	-	(2,352,352)	(2,352,352)
Balance, July 31, 2012	65,782,178	$ 87,411,032	$ 21,169,894	$ (93,704,201)	$ 14,876,725

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Energy Corporation (the "Company" or “Crosshair”) is an exploration stage company whose common shares trade on the TSX and NYSE MKT and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. On November 1, 2011, the Company changed its name to Crosshair Energy Corporation to reflect its focus on the exploration and evaluation of its uranium projects in North America. The Company was incorporated under the laws of British Columbia. All of the Company’s resource properties are located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

As at July 31, 2012, the Company had working capital of $2,985,367(April 30, 2012 - $5,466,961) and a deficit of $93,704,201 (April 30, 2012 - $91,351,849).  At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance it future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cast significant doubt on the entity’s ability to continue as a going concern.

Without additional financing there is doubt that Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the entity’s ability to continue as a going concern.

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

a)           Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (‘IASB”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.  The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended April 30, 2012.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (continued)

b)           Approval of the financial statements

The financial statements of Crosshair Energy Corporation for the three month ended July 31, 2012 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on September 12, 2012.

c)           Basis of presentation

These condensed interim consolidated financial statements are presented in Canadian dollars which is the Company’s functional currency and have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

d)           Significant accounting judgements and estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results  differ from assumptions made, relate to, but are not limited to, the following:

i)	The carrying value and the recoverability of exploration and evaluation assets;

ii) The inputs used in accounting for share-based compensation expense included in profit and loss;

iii)      The recognition of deferred tax assets;

iv)         The provision for future reclamation costs;

v)         The estimated useful lives of equipment and related depreciation.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (continued)

e)           Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp (“Target”) and Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.(“Crosshair USA’’) as well as Bootheel Project LLC (“BHP LLC”) in which the Company has 81% interest. This interest effectively represents the Company’s 81% interest in certain mineral property projects (Note 6). A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	75%	Exploration and evaluation of mineral properties

3.           SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company as set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2012, and have been consistently followed in the preparation of these condensed consolidated interim financial statements.

New accounting pronouncements

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around the transfer of financial assets and associated risks.  The Company has determined that there is no significant impact with this new guidance on the its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting pronouncements (continued)

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012, with early adoption permitted. The Company currently is evaluating any impact that this new guidance may have on the Company’s consolidated financial statements.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.  The Company is currently evaluating any impact that this new guidance may have on its consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

4.         MARKETABLE SECURITIES

	Messina Minerals (MMI.V)	AusAmerican Mining Corp (AIW.A)	Expedition Mining Inc. (EXU.V)	Total

Cost

Balance at April 30, 2011	$2,695,052	$-	$1,000,000	$3,695,052
Additions	-	97,024	-	97,024
Balance at April 30, 2012 and July 31, 2012	$2,695,052	$97,024	$1,000,000	$3,792,076

Adjustments to fair value

Balance at April 30, 2011	$(2,500,935)	$-	$(333,333)	$(2,834,268)
Adjustment for the year	(132,353)	(77,824)	(488,889)	(699,066)
Balance at April 30, 2012	$(2,633,288)	$(77,824)	$(822,222)	$(3,533,334)
Adjustment for the period	(17,647)	4,800	66,667	53,820
Balance at July 31, 2012	$(2,650,935)	$(73,024)	$(755,555)	$(3,479,514)

Fair value

At April 30, 2012	$61,764	$19,200	$177,778	$258,742
At July 31, 2012	$44,117	$24,000	$244,445	$312,562

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

5.	EQUIPMENT

Exploration
Equipment

Cost at April 30, 2011	$ 396,293
Dispositions	(17,000)
Cost at April 30, 2012	379,293
Additions	1,504
Cost at July 31, 2012	$ 380,797

Accumulated depreciation at April 30, 2011	$ 214,459
Depreciation	32,515
Dispositions	(10,299)
Accumulated depreciation at April 30, 2012	236,675
Depreciation	7,206
Accumulated depreciation at July 31, 2012	$ 243,881

Net book value at April 30, 2012	$ 142,618

Net book value at July 31, 2012	$ 136,916

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

6.           EXPLORATION AND EVALUATION ASSETS

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total
Balance April 30, 2011	$ 2,356,774	$ 2,515,422	$ 3,687,852	$ 1,387,657	$ 232,945	$ 10,180,650

Acquisition costs	653,574	-	38,589	23,185	696,107	1,411,455
Balance April 30, 2012	3,010,348	2,515,422	3,726,441	1,410,842	929,052	11,592,105

Acquisition costs	-	-	-	20,000	-	20,000
Balance July 31, 2012	$ 3,010,348	$ 2,515,422	$ 3,726,441	$ 1,430,842	$ 929,052	$ 11,612,105

Acquisition costs	-	-	-	20,000	-	20,000
Balance July 31, 2012	$ 3,010,348	$ 2,515,422	$ 3,726,441	$ 1,430,842	$ 929,052	$ 11,612,105

The following tables illustrate the exploration and evaluation expenditures incurred during the three month ended July 31, 2012 and 2011

	For the three months ended July 31, 2012
	CMB		Bootheel Project	Golden Promise	Juniper Ridge		Total

Drilling & trenching	$324,451		$11,960	$-	$307,965		$644,376
Geology	609,013		15,597	24,524	151,946		801,080
Geophysics	6,466		-	-	44,918		51,384
Metallurgy	-		-	-	2,414		2,414
Administration	3,488		6,982	-	8,981		19,451
Reclamation costs	-		-	22,741	-		22,741
	$943,418		$34,539	$47,265	$516,224		$1,541,446

	For the three months ended July 31, 2011
	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total

Drilling & trenching	$262,996	$242,734	$-	$1,404	$474,065	$-	$981,199
Geology	203,428	206,440	69,190	13,975	145,540	-	638,573
Geophysics	896	896	-	-	154,201	-	155,993
Administration	6,732	6,561	276	60	1,891	8,431	23,951
Future reclamation costs	-	-	-	-	-	(7,665)	(7,665)
Recovery-JV Partner	-	-	(4,148)	-	-	-	(4,148)
	$474,052	$456,631	$65,318	$15,439	$775,697	$766	$1,787,903

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement the Company made a cash payment of $600,000 and issued 1,193,614  shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60%.

 Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair Energy USA, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company made these expenditures, and more additional expenditures, which may increase its holdings to 81%. The Company, through Target, has earned a 75% interest in BHP LLC representing a 75% interest in the underlying Bootheel and Buckpoint Properties.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.  As at July 31, 2012 the Company has outstanding reclamation bonds for the Bootheel Property of US $251,000 and for the Juniper Ridge property of US $141,200 registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire the Juniper Ridge Uranium Property.  The aggregate total price for a 100% interest in the Juniper Ridge Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011 (paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the Company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.
2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

6.         EXPLORATION AND EVALUATION ASSETS (continued)

Juniper Ridge Uranium Property (continued)

Title to the Juniper Ridge Property has been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 552,513 common shares of the Company. The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1,500,000 for each 1% of the Gross Revenue Royalty.

7.	FUTURE RECLAMATION PROVISIONS

	July 31, 2012	April 30, 2012
Beginning balance	$130,030	$282,162
Change in estimates1	-	(213,240)
Interest	2,601	61,108

Ending balance	$132,631	$130,030

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise, Golden Promise, Juniper Ridge and Bootheel exploration assets for cleanup costs.   These costs are anticipated to be incurred between 2012 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $132,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.           OTHER LIABILITY

	July 31, 2012	April 30, 2012
Balance, beginning	$428,712	$464,717

Liability incurred on flow-through shares issued	-	448,240
Settlement of flow-through share liability on expenditure made	(198,737)	(484,245)

Balance, ending	$229,975	$428,712

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made and accordingly a recovery of flow-through premium is recorded.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share or warrant issuances during the three month period ended July 31, 2012.

During the year ended April 30, 2012, common shares were issued as follows:

•	On October 31, 2011, 522,513 common shares with a value of $266,925 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property. (Note 6)

•	On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573. (Note 6)

•
On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement.

All securities issued are subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrants outstanding at July 31, 2012:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, April 30, 2011	17,043,796	$1.37
Issued	9,172,464	0.68
Expired	(3,793,797)	2.66
Outstanding, April 30, 2012	22,422,463	$0.87
Outstanding, July 31, 2012	22,422,463	$0.87

As at July 31, 2012 the following warrants were outstanding and exercisable:

July 31, 2012	Exercise Price ($)	Expiry Date
9,999,999	1.00	November 23, 2012
1,875,000	1.25	November 23, 2012
1,375,000 (1)	0.70	November 23, 2012
8,189,700	0.70	February 27, 2014
982,764(2)	0.50	February 27, 2014
22,422,463

(1) Broker warrants exercisable into one common share and one warrant of the Company, which are exercisable for one common share of the Company at $1.00 until November 23, 2012.
(2) Broker warrants exercisable into one common share and one warrant of the Company, which are exercisable for one common share of the Company at $0.50 until February 27, 2014.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at July 31, 2012.

	Number of Options	Weighted Average Exercise Price
Outstanding, April 30, 2011	5,074,621	$1.43
Granted	1,752,500	0.49
Cancelled	(92,500)	1.35
Expired	(134,500)	1.68
Outstanding, April 30, 2012	6,600,121	$1.13
Cancelled	(57,000)	2.39
Outstanding, July 31, 2012	6,543,121	$1.12

At July 31, 2012, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
198,490(1)	198,490	4.00	August 29, 2012
25,000	25,000	0.92	October 15, 2012
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
638,750	638,750	1.08	May 28, 2014
293,381	293,381	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,170,000	1,627,500	1.44	December 21, 2015
300,000	225,000	0.38	December 21, 2015
100,000	100,000	1.95	January 7, 2016
135,000	67,500	1.12	April 1, 2016
650,000	325,000	0.67	July 20, 2016
1,102,500	-	0.38	April 24, 2017
6,543,121	4,430,621
(1)Subsequently expired

Including in the outstanding stock options are 255,490 options that are outside of the Company’s stock option plan.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the three month period ended July 31, 2012, the Company recognized share-based compensation expense of $275,657 (July 31, 2011 - $702,114) for options vesting during the period.  The weighted average fair value of options granted in the period was $Nil (2011 - $0.57 per option).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the periods ended July 31, 2012 and July 31, 2011:

	July 31, 2012	July 31, 2011
Risk-free interest rate	-	1.55%
Expected life of options	-	3 years
Annualized volatility	-	163%
Expected forfeiture	-	4.78%
Dividend rate	-	0%

10.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from investing or financing activities during the three month periods ended July 31, 2012 and July 31, 2011.

11.           RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel can be summarized as follows:
	Three months ended July 31,
	2012		2011
	$		$
Share-based compensation		146,487		299,562
Short-term benefits*		238,627		129,710
		385,114		429,272

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

11.           RELATED PARTY TRANSACTIONS (continued)

Other related parties

Forbes West Management Corp. (“Forbes West”) (formerly EGM Exploration Group Management Corp.) is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel include the following:

	Periods ended July 31,
	2012	2011
	$	$
Forbes West	536,257	418,970

During the year ended April 30, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,599 as considerations for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

Amounts due to related parties as at July 31, 2012 included the following:

•	Forbes West, controlled by the Executive Chairman - $269,549 (April 30 2012 - $106,487)

•	Sundance Geological Ltd., controlled by the former CEO - $Nil (April 30, 2012 - $22,400)

•	Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $Nil (April 30, 2012 - $7,235)

•	Stratamodel Inc., controlled by the VP & Chief Geologist - $15,027 (April 30, 2012 - $13,982)

•	Ludwig and Associates, LLC., controlled by the CEO - $Nil (April 30, 2012 - $9,072)

•	Directors fees - $Nil (April 30, 2012 - $20,473)

The amounts due to related parties are non-interest bearing.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	July 31, 2012	April 30, 2012

Equipment:

United States	$ 3,127	$ 3,840
Canada	133,789	138,778
	$ 136,916	$ 142,618

Reclamation bonds:

United States	$ 482,630	$ 265,328
Canada	22,313	91,631
	$ 504,943	$ 356,959
Exploration and evaluation assets:

United States	$ 4,655,493	$ 3,787,207
Canada	6,956,612	7,804,898
	$11,612,105	$11,592,105

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  These budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

14.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	Fair value through profit and loss	Fair value
Marketable securities	Fair value through profit and loss	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Accounts payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents and marketable securities have been measured at fair value using Level 1 inputs.

The fair value of the Company’s receivables, account payable and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instrument, being reclamation bonds, is measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and account receivables. The Company limits its exposure to credit loss by placing its cash and restricted deposits with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
JULY 31, 2012
(Expressed in Canadian Dollars)
(Unaudited)

14.           RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13. Management believes the Company has sufficient funds to pay its ongoing operating expenditures, meet its liabilities for the ensuing period as they fall due and to fund cash payments for planned exploration programs.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at July 31, 2012, the Company has accounts payable denominated in US dollars of $417,350 and cash of $13,150 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $39,931 gain/loss.